EXHIBIT 99.1

Emerald Health Therapeutics Terminates Land Sub-lease and Outdoor Cultivation Agreements

VANCOUVER, British Columbia, May 27, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announces that it has terminated certain related party agreements pertaining to its cannabis cultivation operation in Metro Vancouver. Previously existing rights and continuing usage of the land and its cultivation operation in Metro Vancouver are unaffected by these terminations.

As previously announced on October 4, 2019, Emerald entered into a sublease agreement ("Sublease Agreement") and a cultivation agreement ("Cultivation Agreement") with Emerald Health Sciences Inc. ("EHS"), a control person of Emerald. Emerald and EHS have agreed to not pursue the transactions contemplated by such agreements and have agreed to terminate both the Sublease Agreement and the Cultivation Agreement. Emerald confirms that no payments were made to EHS under either the Sublease Agreement or the Cultivation Agreement. Emerald's previously existing rights related to the 12-acre land parcel that was subject to the Sublease Agreement and Cultivation Agreement are unaffected by these terminations.

EHS is a control person of Emerald. Accordingly, EHS is a related party of Emerald for the purposes of National Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("NI 61-101") — and the transactions discussed above are related party transactions. Each of the transactions described above is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of NI 61-101.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.